Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – January to March 2023

Mumbai, April 6, 2023: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for January - March 2023

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN – MAR 2022	JAN – MAR 2023	JAN – MAR 2022	JAN – MAR 2023	JAN – MAR 2022	JAN – MAR 2023
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	39504	48683	38995	46214	83	181
UVC	NEXON, PUNCH	71329	80456	70535	78318	435	570
UV2	SAFARI, HARRIER, SUMO	13723	10727	13521	10361	16	10
UV3	HEXA	5	0	0	0	5	0
V1	MAGIC EXPRESS	325	940	838	1404	5	0
V2	MAGIC, MAGIC IRIS	68	46	0	7	70	30
N1- A1	ACE, ACE EX, ACE Zip	32124	29389	33735	28247	1030	1136
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	19237	17194	18065	18866	2824	887
M2- A1	Buses Fully Built, Buses Chassis	1299	708	2049	861	46	6
M2- A2	Buses Fully Built, Buses Chassis	1562	1338	130	3029	0	0
N2- A1	Tippers, Haulage	2008	2585	2465	1115	412	119
N2- A2	Tippers, Haulage	4708	3429	3490	3233	534	115
N2- A3	Tippers, Haulage	2017	2729	846	828	265	245
N2- A4	Tippers, Haulage	4526	2904	4509	2880	849	126

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN – MAR 2022	JAN – MAR 2023	JAN – MAR 2022	JAN – MAR 2023	JAN – MAR 2022	JAN – MAR 2023
M3-A1	Buses Fully Built, Buses Chassis	247	1328	742	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	36	64	0	0	155	54
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	1028	1770	311	948	152	149
M3-C1	Buses Fully Built, Buses Chassis	0	16	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	965	2305	567	1644	721	249
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	101	184	432	515	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	112	221	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	253
M3- F2	Buses Fully Built, Buses Chassis	0	0	974	1827	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	8861	2765	435	341	94	69
N3- A2	Tippers, Haulage	0	0	6935	2354	1647	228
N3- A3	Tippers, Haulage	0	0	0	4276	0	0
N3- B1(a)	Tippers, Haulage	3920	7087	4269	3656	690	162
N3- B1(b)	Tippers, Haulage	21087	21832	6906	6592	209	84
N3- B1(c)	Tippers, Haulage	0	0	3897	4117	1	31
N3- B1(d)	Tippers, Haulage	0	0	2511	2244	0	0
N3- B1(e)	Tippers, Haulage	0	0	8182	10098	34	6

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN – MAR 2022	JAN – MAR 2023	JAN – MAR 2022	JAN – MAR 2023	JAN – MAR 2022	JAN – MAR 2023
N3- B2(a)	Tractors with suitable Trailers	0	0	8	1	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	895	1502	0	0
N3- B2(c)	Tractors with suitable Trailers	876	1476	513	428	97	57
N3- B2(d)	Tractors with suitable Trailers	6730	11311	6211	10911	8	17

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.